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                              June 6, 2024

       Amro Albanna
       Chief Executive Officer and Chairman of the Board of Directors
       Aditxt, Inc.
       737 N. Fifth Street, Suite 200
       Richmond, VA 23219

                                                        Re: Aditxt, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 29, 2024
                                                            File No. 001-39336

       Dear Amro Albanna:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proposal No. 8: The Authorized Share Increase Proposal, page 54

   1. Please revise here and throughout your preliminary proxy statement to quantify the proposed increase to
the number of authorized shares of common stock.
       Proposal No. 9: The Reverse Split Proposal, page 56

   2. Please revise here and throughout your preliminary proxy statement to disclose the range of the proposed reverse
stock split.
       General

   3. We note that Proposal 3 is a solicitation of your stockholders for the issuance of shares of common stock underlying
shares of Series A-1 Convertible Preferred Stock issued
                                                        pursuant to the Merger
Agreement and Exchange Agreement with Evofem Biosciences,
                                                        Inc. in December 2023.
In addition, we note Proposal 6 is a solicitation of your
                                                        stockholders for the
issuance of shares of common stock underlying shares of Series C-1
 Amro Albanna
Aditxt, Inc.
June 6, 2024
Page 2
      Convertible Preferred Stock issued    to fund certain obligations under
[your] merger
      agreement with Evofem Biosciences, Inc.    in May 2024. Please revise
your preliminary
      proxy statement to provide the disclosures required by Items 11, 13 and 14 of Schedule
      14A with respect to those matters, as applicable, pursuant to Note A of
Schedule 14A.
      Alternatively, please provide us with analysis supporting why such disclosure is not required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.



                                                          Sincerely,
FirstName LastNameAmro Albanna
                                                          Division of
Corporation Finance
Comapany NameAditxt, Inc.
                                                          Office of Life
Sciences
June 6, 2024 Page 2
cc:       Sean Reid, Esq.
FirstName LastName